Filed Pursuant to Rule 424(b)(4)
Registration No. 333-202481

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion. Dated March 4, 2015

PRELIMINARY PROSPECTUS SUPPLEMENT

TO PROSPECTUS DATED MARCH 4, 2015

15,847,800 Shares

Common Stock

The selling stockholders of Sprouts Farmers Market, Inc. identified in this prospectus supplement are offering shares of our common stock. We are not selling any shares in this offering and will not receive any of the proceeds. We will bear all of the offering expenses other than the underwriting discounts and commissions.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “SFM.” On March 3, 2015, the last reported sale price of our common stock was $35.16 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-7 of this prospectus supplement, as well as those contained in the accompanying prospectus and the documents incorporated therein, for a discussion of factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to the selling stockholders	$	$

(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting.”

The underwriters expect to deliver the shares of common stock against payment in New York, New York on or about                     , 2015.

Barclays	Morgan Stanley

Prospectus Supplement dated

None of us, the selling stockholders, or the underwriters have authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or in any free writing prospectuses we have prepared. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement and the accompanying prospectus constitute an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus is current only as of its respective date.

Persons who come into possession of this prospectus supplement, the accompanying prospectus and any such free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus supplement, the accompanying prospectus and any such free writing prospectus applicable to that jurisdiction.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document has two parts, a prospectus supplement and an accompanying prospectus dated March 4, 2015. This prospectus supplement and the accompanying prospectus are part of a shelf registration statement that we filed with the Securities and Exchange Commission (referred to as the “SEC”). Under the shelf registration process, the selling stockholders may offer and sell, from time to time, shares of our common stock in one or more offerings.

The accompanying prospectus provides you with a general description of the common stock the selling stockholders may offer. This prospectus supplement contains specific information about the terms of this offering of shares of our common stock. We may also authorize one or more free writing prospectuses to be provided to you that may contain material information relating to this offering. This prospectus supplement and any related free writing prospectus may also add to, update or change information contained in the accompanying prospectus or in any documents that we have incorporated by reference into the accompanying prospectus and, accordingly, to the extent inconsistent, information in the accompanying prospectus is superseded by the information in this prospectus supplement or any related free writing prospectus.

This prospectus supplement and the accompanying prospectus do not contain all of the information included in the registration statement. The registration statement filed with the SEC includes or incorporates by reference exhibits that provide more details about the matters discussed in this prospectus supplement and the accompanying prospectus. You should carefully read this prospectus supplement, the accompanying prospectus and the related exhibits filed with the SEC, together with the additional information described under the headings “Where You Can Find Additional Information” and “Incorporation of Documents by Reference” in the accompanying prospectus.

No offer of these securities will be made in any jurisdiction where the offer is not permitted.

As used in this prospectus supplement, unless the context otherwise requires, references to the “Company,” “Sprouts,” “we,” “us” and “our” refer to Sprouts Farmers Market, Inc. and, where appropriate, its subsidiaries.

Basis of Presentation

We report our results of operations on a 52- or 53-week fiscal year ending on the Sunday closest to December 31, with each fiscal quarter generally divided into three periods consisting of two four-week periods and one five-week period. Our last three completed fiscal years ended on December 30, 2012, December 29, 2013 and December 28, 2014. For ease of reference, we identify our fiscal years in this prospectus supplement by reference to the calendar year ending closest to the last day of such fiscal year. For example, we refer to our fiscal years ended December 30, 2012, December 29, 2013 and December 28, 2014 as “fiscal 2012,” “fiscal 2013” and “fiscal 2014”, respectively.

Trademarks and Trade Names

This prospectus supplement includes our trademarks and service marks, SPROUTS FARMERS MARKET®, SPROUTS® and HEALTHY LIVING FOR LESS!®, which are protected under applicable intellectual property laws and are the property of Sprouts. This prospectus supplement also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus supplement may appear without the ® or TM symbols. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

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Market, Industry and Other Data

Unless otherwise indicated, information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus concerning our industry and the markets in which we operate is based on information from independent industry and research organizations, such as Buxton Company, and other third-party sources (including the Nutrition Business Journal, the Progressive Grocer’s 80th Annual Report of the Grocery Industry (referred to as “Progressive Grocer”), and other industry publications, surveys and forecasts), and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of our industry and markets, which we believe to be reasonable. In addition, projections, assumptions and estimates of the future performance of our industry and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” in this prospectus supplement and the accompanying prospectus, as well as those contained in the documents incorporated by reference herein and therein. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Recent Transactions

In 2002, Sprouts Farmers Markets, LLC, an Arizona limited liability company (referred to as “Sprouts Arizona”) opened the first Sprouts Farmers Market store in Chandler, Arizona. In 2011, we were formed when Sprouts Arizona combined with Henry’s Holdings, LLC (referred to as “Henry’s”), which operated 35 Henry’s Farmers Markets stores and eight Sun Harvest Market stores (referred to as the “Henry’s Transaction”). The Henry’s Transaction was led by investment funds affiliated with, and co-investment vehicles managed by, Apollo Management VI, L.P. (referred to as the “Apollo Funds”). The Apollo Funds are affiliates of Apollo Global Management, LLC (together with its subsidiaries, referred to as “Apollo”). In May 2012, we acquired Sunflower Farmers Market, Inc., which operated 37 Sunflower Farmers Market stores (referred to as “Sunflower”). We refer to this as the “Sunflower Transaction.” The Henry’s Transaction and the Sunflower Transaction are collectively referred to as the “Transactions.”

Effective as of April 23, 2013, we entered into a credit agreement with Credit Suisse AG, Cayman Islands Branch, as administrative agent, and certain lenders (referred to as the “Credit Facility”), providing for a $700.0 million senior secured term loan (referred to as the “Term Loan”), and a $60.0 million senior secured revolving credit facility. A portion of the proceeds of the Term Loan was used to repay in full the outstanding balance of $403.1 million under our prior credit facility (referred to as the “Former Credit Facility”). We used the remaining proceeds of the Term Loan, together with cash on hand, to make a distribution to our equity holders, to make payments to vested option holders and to pay transaction fees and expenses. We refer to the transactions through which we entered into the Credit Facility and applied the proceeds as described above as the “April 2013 Refinancing.” We used a portion of the net proceeds of our IPO (as defined below) to repay $340.0 million of outstanding indebtedness under the Term Loan. In addition, we made voluntarily principal payments of $40.0 million and $50.0 million under the Term Loan during the fourth quarter of 2013 and the third quarter of 2014, respectively.

Corporate Conversion

On July 29, 2013, Sprouts Farmers Markets, LLC, a Delaware limited liability company, converted into Sprouts Farmers Market, Inc., a Delaware corporation and the issuer of the shares of common stock offered by this prospectus supplement, pursuant to a statutory conversion (referred to as the “corporate conversion”). As used in this prospectus supplement, unless the context otherwise requires, references to the “Company,” “Sprouts,” “we,” “us” and “our” refer to Sprouts Farmers Markets, LLC

S-iii

and after the corporate conversion to Sprouts Farmers Market, Inc. and, where appropriate, its subsidiaries. In the corporate conversion, each unit of Sprouts Farmers Markets, LLC was converted into 11 shares of common stock of Sprouts Farmers Market, Inc., and each option to purchase units of Sprouts Farmers Markets, LLC was converted into an option to purchase 11 shares of common stock of Sprouts Farmers Market, Inc. For the convenience of the reader, except as the context otherwise requires, all information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is presented giving effect to the corporate conversion.

Comparable Store Sales

As used in this prospectus supplement, the term “comparable store sales growth” refers to the percentage change in our comparable store sales as compared to the prior comparable period. Our practice is to include sales from a store in comparable store sales beginning on the first day of the 61st week following the store’s opening and to exclude sales from a closed store from comparable store sales beginning on the day of closure. We include sales from an acquired store in comparable store sales on the later of (i) the day of acquisition or (ii) the first day of the 61st week following the store’s opening. This practice may differ from the methods that other retailers use to calculate comparable store sales.

In this prospectus supplement we discuss our “pro forma comparable store sales growth” for fiscal 2012 through fiscal 2014. We compute pro forma comparable store sales growth giving effect to (i) the 2011 combination of Sprouts Arizona with Henry’s in the Henry’s Transaction and (ii) our 2012 acquisition of Sunflower in the Sunflower Transaction, in each case as if such Transactions occurred on the first day of fiscal 2007. Stores acquired in these transactions have been rebranded as Sprouts Farmers Market stores. See “Prospectus Supplement Summary—Summary Consolidated Financial and Other Data” for reconciliation of historical sales to pro forma net sales and a presentation of pro forma comparable store sales growth for fiscal 2012 through fiscal 2014.

In addition, in this prospectus supplement we refer to pro forma comparable store sales growth on a “two-year stacked basis,” which is computed by adding the pro forma comparable store sales growth of the period referenced and the pro forma comparable store sales growth of the same fiscal period ended twelve months prior.

We believe pro forma comparable store sales growth provides investors with helpful information with respect to our operating performance.

Non-GAAP Financial Measures

To supplement our financial information presented in accordance with U.S. generally accepted accounting principles (referred to as “GAAP”), we use the following additional measures to clarify and enhance an understanding of past performance:

•

Adjusted EBITDA, which is defined as earnings (net income or loss) before interest, taxes, depreciation, amortization and accretion, further adjusted to eliminate the effects of items management does not consider in assessing our ongoing performance; and

•

Adjusted net income, which is defined as net income, excluding store closure and exit costs, gains and losses from the disposal of assets, expenses incurred in our secondary public offerings and employment taxes paid by us in connection with options exercised in those offerings, the loss on extinguishment of debt and the related tax impact of those adjustments.

See “Prospectus Supplement Summary—Summary Consolidated Financial and Other Data” for further discussion and a reconciliation of adjusted EBITDA and adjusted net income.

S-iv

Adjusted EBITDA and adjusted net income are performance measures that provide supplemental information we believe is useful to analysts and investors to evaluate our ongoing results of operations, when considered alongside other GAAP measures such as net income, net income per share, operating income and gross profit. These non-GAAP measures exclude the financial impact of items management does not consider in assessing our ongoing operating performance, and thereby facilitate review of our operating performance on a period-to-period basis. Other companies may have different capital structures or different lease terms, and comparability to our results of operations may be impacted by the effects of acquisition accounting on our depreciation and amortization. As a result of the effects of these factors and factors specific to other companies, we believe adjusted EBITDA and adjusted net income provide helpful information to analysts and investors to facilitate a comparison of our operating performance to that of other companies. We also use adjusted EBITDA, as further adjusted for additional items defined in our Credit Facility, for board of director and bank compliance reporting.

These non-GAAP measures are intended to provide additional information only and do not have any standard meanings prescribed by GAAP. Use of these terms may differ from similar measures reported by other companies. Because of their limitations, these non-GAAP measures should not be considered as measures of discretionary cash available to use to reinvest in growth of our business, or as measures of cash that will be available to meet our obligations. These non-GAAP measures have their limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP.

S-v

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement or incorporated by reference into the accompanying prospectus from our Annual Report on Form 10-K for the year ended December 28, 2014, as amended on Form 10-K/A (referred to as our “Form 10-K”) and our other filings with the SEC listed in the section of the accompanying prospectus entitled “Incorporation of Documents by Reference” and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this prospectus supplement, the accompanying prospectus and any related free writing prospectus, together with the information incorporated by reference herein and therein in their entirety, including the section entitled “Risk Factors” in this prospectus supplement and in our Form 10-K and our consolidated financial statements and related notes included in our Form 10-K and our other filings with the SEC.

The Company

Sprouts Farmers Market operates as a healthy grocery store that offers fresh, natural and organic food that includes fresh produce, bulk foods, vitamins and supplements, grocery, meat and seafood, bakery, dairy, frozen foods, body care and natural household items catering to consumers’ growing interest in eating and living healthier. Since our founding in 2002, we have grown rapidly, significantly increasing our sales, store count and profitability. With 198 stores in 12 states as of February 26, 2015, we are one of the largest specialty retailers of fresh, natural and organic food in the United States.

The cornerstones of our business are fresh, natural and organic products at compelling prices (which we refer to as “Healthy Living for Less”), an attractive and differentiated shopping experience, and knowledgeable team members who we believe provide best-in-class customer service and product education.

We are pursuing a number of strategies designed to continue our growth, including expansion of our store base, driving comparable store sales growth, enhancing our operating margins and growing the Sprouts brand. We intend to continue expanding our store base by pursuing new store openings in our existing markets, expanding into adjacent markets and penetrating new markets. We opened 24 stores in fiscal 2014, and we intend to achieve 14% annual new store growth for at least the next five years, balanced among existing, adjacent and new markets.

The Offering

Common stock offered by the selling stockholders	15,847,800 shares

Common stock to be outstanding after this offering	152,068,893 shares

Use of proceeds	The selling stockholders will receive all of the proceeds from this offering. We will not receive any proceeds from the sale of shares in this offering. See “Selling Stockholders.”

Risk factors	See “Risk Factors” on page S-7 and the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Dividend Policy	We have not paid any dividends since our IPO. We do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our capital stock. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our operating results, financial condition, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant. Our Credit Facility contains covenants that would restrict our ability to pay cash dividends.

NASDAQ Global Select Market symbol	“SFM”

The number of shares of common stock to be outstanding before and after this offering is based on 152,068,893 shares of our common stock outstanding as of March 2, 2015, which excludes:

•

6,600,028 shares of common stock issuable upon the exercise of stock options outstanding under our Sprouts Farmers Markets, Inc., Option Plan (referred to as the “2011 Option Plan”) and 2013 Incentive Compensation Plan (referred to as the “2013 Incentive Plan,” and the 2011 Option Plan and 2013 Incentive Plan are collectively referred to as the “Incentive Plans”) at a weighted average exercise price of $5.85 per share and 99,375 shares of common stock issuable upon vesting of restricted stock units outstanding under the 2013 Incentive Plan; and

•	9,262,811 shares of common stock reserved for future awards under the 2013 Incentive Plan.

Summary Consolidated Financial and Other Data

The following tables summarize our consolidated financial and other data and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in our Form 10-K incorporated by reference into the accompanying prospectus. We have derived the consolidated statements of operations data for fiscal 2012, fiscal 2013 and fiscal 2014 from our audited consolidated financial statements included in our Form 10-K incorporated by reference into the accompanying prospectus. Our historical results set forth below are not necessarily indicative of results to be expected for any future period.

In May 2012, we acquired Sunflower in the Sunflower Transaction. Commencing on May 29, 2012, our consolidated financial statements include the financial position, results of operations and cash flows of Sunflower.

	Fiscal 2012(1)	Fiscal 2013(2)	Fiscal 2014(3)
	(in thousands, except per share data)
Statements of Operations Data:
Net sales	$1,794,823	$2,437,911	$2,967,424
Cost of sales, buying and occupancy	1,264,514	1,712,644	2,082,221

Gross profit	530,309	725,267	885,203
Direct store expenses	368,323	496,183	581,621
Selling, general and administrative expenses	86,364	81,795	95,397
Amortization of Henry’s trade names and capitalized software	—	—	—
Store pre-opening costs	2,782	5,734	7,749
Store closure and exit costs	2,155	2,051	725

Income (loss) from operations	70,685	139,504	199,711
Interest expense	(35,488)	(37,203)	(25,063)
Other income	562	487	596
Loss on extinguishment of debt	(992)	(18,721)	(1,138)

Income (loss) before income taxes	34,767	84,067	174,106
Income tax (provision) benefit	(15,267)	(32,741)	(66,414)

Net income (loss)	$19,500	$51,326	$107,692

Per Share Data:
Net income (loss) per share—basic	$0.16	$0.38	$0.72
Net income (loss) per share—diluted	$0.16	$0.37	$0.70
Weighted average shares outstanding—basic	119,427	134,622	149,751
Weighted average shares outstanding—diluted	121,781	139,765	154,328
Supplemental Financial Measures:
Adjusted net income(4)			$111,156
Adjusted EBITDA(4)			$265,376

	Fiscal 2012	Fiscal 2013	Fiscal 2014
Pro forma comparable store sales growth(5)	9.7%	10.7%	9.9%
Pro forma stores at end of period	148	167	191
Other Operating Data:
Stores at beginning of period	103	148	167
Opened	9	19	24
Acquired(6)	37	—	—
Closed	(1)	—	—
Stores at end of period	148	167	191
Gross square feet at end of period	4,064,888	4,582,743	5,252,851
Average store size at end of period (gross square feet)	27,465	27,442	27,502

Balance Sheet Data:
As of December 28, 2014
(in thousands)
Cash and cash equivalents	$130,513
Total assets	1,369,073
Total capital and finance lease obligations, including current portion	150,698
Total long-term debt, including current portion	256,357
Total stockholders’ equity	685,389

(1)	For the period from April 18, 2011 to May 28, 2012 our consolidated financial statements include the financial position, results of operations and cash flows of Henry’s and Sprouts Arizona. Commencing on May 29, 2012, our consolidated financial statements also include the financial position, results of operations and cash flows of Sunflower. Fiscal 2012 included $19.5 million of expenses related to the acquisition and integration of Sunflower and Henry’s.
(2)	Fiscal 2013 selling, general and administrative expense included $3.2 million for IPO related bonuses and $2.0 million for expenses related to our November 2013 secondary offering.
(3)	Fiscal 2014 selling, general and administrative expense included $2.6 million for expenses related to our April 2014 secondary offering and our August 2014 secondary offering.
(4)	Adjusted EBITDA is a non-GAAP measure defined as earnings (net income) before interest, taxes, depreciation, amortization and accretion, further adjusted to eliminate the effects of items management does not consider in assessing our ongoing performance. Adjusted net income is a non-GAAP measure defined as net income, excluding store closure and exit costs, gain and losses from disposal of assets, IPO bonus, expenses incurred in our secondary public offerings and employment taxes paid by us in connection with options exercised in those offerings, the loss on extinguishment of debt and the related tax impact of those adjustments.

Adjusted EBITDA and adjusted net income are performance measures that provide supplemental information we believe is useful to analysts and investors to evaluate our ongoing results of operations, when considered alongside other GAAP measures such as net income, operating income and gross profit. These non-GAAP measures exclude the financial impact of items management does not consider in assessing our ongoing operating performance, and thereby facilitate review of our operating performance on a period-to-period basis. Other companies may have different capital structures or different lease terms, and comparability to our results of operations may be impacted by the effects of acquisition accounting on our depreciation and amortization. As a result of the effects of these factors and factors specific to other companies, we believe adjusted EBITDA and adjusted net income provide helpful information to analysts and investors to facilitate a comparison of our operating performance to that of other companies. We also use adjusted EBITDA, as further adjusted for additional items defined in our Credit Facility, for board of director and bank compliance reporting.

These non-GAAP measures are intended to provide additional information only and do not have any standard meanings prescribed by GAAP. Use of these terms may differ from similar measures reported by other companies. Because of their limitations, none of these non-GAAP measures should be considered as a measure of discretionary cash available to use to reinvest in growth of our business, or as a measure of cash that will be available to meet our obligations. Each of these non-GAAP measures has its limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP.

The following table shows a reconciliation of adjusted EBITDA and adjusted net income to net income for fiscal 2014.

Fiscal 2014
Sprouts Farmers Market, Inc.
(in thousands)
Net income	$107,692
Add: Income tax provision	(66,414)

Net income before income taxes	174,106
Adjustments:
Loss on extinguishment of debt(a)	1,138
Store closure and exit costs(b)	725
Loss on disposal of assets(c)	1,181
Secondary offering expenses including employment taxes on option exercises(d)	2,557
Adjusted income tax provision(e)	(68,551)

Adjusted net income	111,156
Interest expense, net	25,057
Adjusted income tax provision(e)	68,551
Depreciation, amortization and accretion	60,612

Adjusted EBITDA	$265,376

(a)	Loss on extinguishment of debt represents the write-off of deferred financing costs and original issue discounts and expenses relating to the refinancing or unscheduled repayment of debt. We exclude losses on extinguishment of debt from our adjusted EBITDA and adjusted net income to provide period-to-period comparability of our operating results because management believes these costs do not directly reflect the ongoing performance of our store operations.
(b)	Store closure and exit costs represents reserves established for closed stores and facilities, adjustments to those reserves for changes in expectations for sublease or actual subleases or settlements with landlords. Ongoing expenses related with the closed facilities are also included. We exclude store closure and exit costs from adjusted EBITDA and adjusted net income to provide period-to-period comparability of its operating results because management believes these costs do not directly reflect the ongoing performance of our store operations.
(c)	Loss on disposal of assets represents the loss recorded in connection with the disposal of property and equipment. We exclude gains and losses on disposals of assets from our adjusted EBITDA and adjusted net income to provide period-to-period comparability of our operating results because management believes these costs do not directly reflect the ongoing performance of our store operations.
(d)	Secondary offering expenses including employment taxes on option exercises represents expenses we incurred in our secondary public offerings and employment taxes paid by the Company in connection with options exercised in those offerings. We have excluded these items from our adjusted EBITDA and adjusted net income to provide period-to-period comparability of our operating results because management believes these costs do not directly reflect the performance of our store operations.
(e)	Adjusted income tax provision represents the income tax provision plus the tax effect of the adjustments described in notes (a) through (d) above based on statutory tax rates for the period. We have excluded these items from adjusted income tax provision because management believes they do not directly reflect the ongoing performance of our store operations and are not reflective of our ongoing income tax provision.

(5)	Pro forma comparable store sales growth reflects comparable store sales growth calculated as if the Transactions had been consummated prior to all reported periods. Our practice is to include net sales from a store in comparable store sales beginning on the first day of the 61st week following the store’s opening and to exclude net sales from a closed store from comparable store sales on the day of closure. We include net sales from an acquired store in comparable store sales on the later of (i) the day of acquisition or (ii) the first day of the 61st week following the store’s opening. We use pro forma comparable store sales to calculate pro forma comparable store sales growth. A reconciliation of pro forma net sales to net sales and a presentation of pro forma comparable store sales growth are as follows for the periods indicated:

Supplemental Pro Forma Data—Net Sales

	Fiscal 2012	Fiscal 2013	Fiscal 2014
	(dollars in thousands)
Net sales—actual	$1,794,823	$2,437,911	$2,967,424
Pro forma adjustments(a)	196,140	—	—

Pro forma net sales	$1,990,963	$2,437,911	$2,967,424

Pro forma comparable store sales growth(b)	9.7%	10.7%	9.9%

(a)	Pro forma adjustments reflect the net sales of Sprouts Arizona and Sunflower for all periods reported.
(b)	Pro forma comparable store sales growth is calculated including all stores acquired in the Transactions for all periods reported.

(6)	We acquired 37 Sunflower stores in the Sunflower Transaction in fiscal 2012.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described under “Risk Factors” in our Form 10-K, together with all of the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase shares of our common stock. Any of these risks could materially and adversely affect our business, operating results, financial condition, or prospects and cause the value of our common stock to decline, which could cause you to lose all or part of your investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated therein by reference, including the sections entitled “Prospectus Supplement Summary” and “Risk Factors,” contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (referred to as the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (referred to as the “Exchange Act”). All statements other than statements of historical facts contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein, including statements regarding our future operating results and financial position, business strategy, and plans and objectives of management for future operations, are forward-looking statements. In many cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other similar expressions.

The forward-looking statements contained or incorporated by reference in this prospectus supplement or the accompanying prospectus reflect our views as of the dates of such statements about future events and are subject to risks, uncertainties, assumptions, and changes in circumstances that may cause our actual results, performance, or achievements to differ significantly from those expressed or implied in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, performance, or achievements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, without limitation, those factors described in “Risk Factors” in this prospectus supplement and our Form 10-K incorporated by reference in the accompanying prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 10-K incorporated by reference in the accompanying prospectus. Some of the key factors that could cause actual results to differ from our expectations include the following:

•	our ability to open new stores;

•	our ability to maintain or increase comparable store sales;

•	disruption of significant supplier relationships;

•	significant interruptions in the operations of our distribution centers or supply chain network;

•	the failure of our information technology systems;

•	the potential for our newly opened stores to negatively impact our financial results in the short or long term;

•	our ability to identify market trends and react to changing consumer preferences;

•	our ability to maintain or improve operating margins;

•	the impact of quality or food safety concerns;

•	our ability to maintain our brand value and reputation;

•	the retention of key management;

•	our ability to attract, train and retain store team members;

•	union organization activities;

•	our high level of fixed lease obligations;

•	our ability to accurately estimate claims under our insurance plans;

•	our ability to service our debt obligations;

•	restrictions in our debt agreements;

•	the limited experience of our management in managing a public company;

•	the competitive nature of the industry in which we conduct our business;

•	disruption in the supply of produce or fresh, natural and organic products;

•	general economic conditions affecting consumer spending;

•	the geographic concentration of our stores;

•	increased commodity prices and lack of availability;

•	increased energy costs;

•	the effect of increased labor costs;

•	increases in the cost of our marketing, advertising, and promotional activities;

•	the occurrence of a widespread health epidemic;

•	our ability to raise additional capital to finance the growth of our business;

•	the effects of government regulation;

•	liabilities arising out of our nutrition-oriented educational activities;

•	our inability to protect our intellectual property;

•	changes in accounting standards;

•	the outcome of litigation against us;

•	increased costs as the result of being a public company;

•	our ability to maintain effective internal control over financial reporting; and

•	the potential for our goodwill to become impaired.

Readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. All of the forward-looking statements we have included or incorporated by reference in this prospectus supplement or the accompanying prospectus are based on information available to us on the date of such statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as otherwise required by law.

USE OF PROCEEDS

The selling stockholders will receive all of the net proceeds from the sale of the shares offered hereby. We will not receive any proceeds from this offering.

In connection with this offering, we will incur certain issuance costs, consisting of various registration, printing and professional services fees. We will expense these costs as incurred.

MARKET PRICE RANGE OF COMMON STOCK

Our common stock began trading on the NASDAQ Global Select Market under the symbol “SFM” on August 1, 2013. Prior to that date, there was no public market for our common stock. The price range per share of common stock presented below represents the highest and lowest sales prices for our common stock on the NASDAQ Global Select Market for each quarterly period since our IPO.

	High	Low
2013
Third quarter	$46.31	$33.00
Fourth quarter	$49.45	$35.58

2014
First quarter	$40.09	$33.92
Second quarter	$38.35	$25.73
Third quarter	$33.18	$29.10
Fourth quarter	$32.94	$27.17

2015
First quarter (through March 3, 2015)	$38.45	$32.56

The closing price of our common stock as of March 3, 2015 was $35.16 per share, and the number of stockholders of record of our common stock as of March 2, 2015 was 145. This number excludes stockholders whose stock is held in nominee or street name by brokers.

DIVIDEND POLICY

We do not anticipate declaring or paying in the foreseeable future, any cash dividends on our capital stock. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our operating results, financial condition, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant. Our credit facility contains covenants that would restrict our ability to pay cash dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 28, 2014.

In connection with this offering we will incur certain issuance costs, consisting of various registration, printing and professional services fees. We will expense these costs as incurred.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in our Form 10-K incorporated by reference into the accompanying prospectus.

As of December 28, 2014
(in thousands, except share data)
Cash and cash equivalents	$130,513

Capital and finance lease obligations, including current portion	$150,698
Long-term debt, including current portion	256,357
Stockholders’ equity:
Undesignated preferred stock, $0.001 par value; 10,000,000 shares authorized, no shares issued and outstanding	—
Common stock, $0.001 par value; 200,000,000 shares authorized; 151,833,334 shares issued and outstanding	152
Additional paid-in capital	543,048
Retained earnings	142,189

Total stockholders’ equity	685,389

Total capitalization	$1,092,444

SHARES ELIGIBLE FOR FUTURE SALE

Prior to our IPO in August 2013, there had been no public market for our capital stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time.

As of March 2, 2015, there are outstanding 152,068,893 shares of common stock, options to acquire 6,600,028 shares of common stock under the 2011 Option Plan and the 2013 Incentive Plan, and 99,375 shares of common stock issuable upon vesting of restricted stock units under our 2013 Incentive Plan. All of these outstanding shares are, and all of the shares being sold in this offering will be, freely tradable, except that any shares held by our affiliates (as that term is defined in Rule 144 under the Securities Act) may only be sold in compliance with the limitations under Rule 144 described below.

Stockholders who are not affiliates at the time of, and were not affiliates during the 90 days preceding, a sale, may sell in the public markets without restriction. Stockholders who are affiliates at the time of, or were affiliates at any time during the 90 days preceding, a sale, would be subject to Rule 144, including the volume restrictions of Rule 144 (but not the holding period requirement). Such stockholders would be entitled under Rule 144 to sell within any three-month period only a number of shares that does not exceed the greater of either of the following:

•	1% of the number of shares of our common stock outstanding at the time of such sale, which equals 1,520,689 shares as of March 2, 2015; or

•

the average weekly trading volume of our common stock on the NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale, which equals 5,087,050 shares as of March 2, 2015.

In addition, as discussed below, the Apollo Funds have the ability to require us to register shares of our common stock held by them for resale.

Lock-Up Agreements

We and the selling stockholders have entered into lock-up agreements with the underwriters of this offering providing, subject to certain exceptions, that we and they will not, subject to certain exceptions, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date that is 60 days after such date, except with the prior written consent of the underwriters.

Registration Rights under the Stockholders Agreement

We and holders of all of the outstanding shares of our common stock prior to our IPO are parties to a stockholders agreement (the “Stockholders Agreement”) that provides the Apollo Funds with certain demand registration rights and provides the other stockholders party thereto with piggyback and tag-along rights in connection therewith. We are registering the shares offered by the selling stockholders hereby pursuant to the exercise by the Apollo Funds of a demand registration right under the Stockholders Agreement. The registration statement of which this prospectus supplement and the accompanying prospectus are part would also be available for future registered offers and sales by the Apollo Funds.

Incentive Plans

On August 30, 2013, we filed a Form S-8 registration statement under the Securities Act to register shares of our common stock issued or reserved for issuance under our Incentive Plans. The Form S-8 registration statement became effective immediately upon filing, and shares covered by that registration statement are eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above, and Rule 144 limitations applicable to affiliates.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income tax considerations with respect to the acquisition, ownership and disposition of our common stock applicable to non-U.S. holders (as defined below) who purchase our common stock pursuant to this offering. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (referred to as the “Code”), existing and proposed U.S. Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect. No ruling has been or will be sought from the Internal Revenue Service, or IRS, with respect to the matters discussed below, and there can be no assurance the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

For the purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not for U.S. federal income tax purposes any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

It is assumed in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a non-U.S. holder in light of such holder’s particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax laws (including, for example, financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, holders who acquired our common stock pursuant to the exercise of employee stock options or otherwise as compensation, controlled foreign corporations, passive foreign investment companies, entities or arrangements treated as partnerships for U.S. federal income tax purposes, holders subject to the alternative minimum tax, certain former citizens or former long-term residents of the United States, holders deemed to sell our common stock under the constructive sale provisions of the Code and holders who hold our common stock as part of a straddle, hedge, synthetic security or conversion transaction), nor does it address any aspects of the unearned income Medicare contribution tax enacted pursuant to the Health Care and Education Reconciliation Act of 2010. In addition, except to the extent provided below, this discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax, nor does it address any aspects of U.S. state, local or non-U.S. taxes. Accordingly, prospective investors are encouraged to consult with their own tax advisors regarding the U.S. federal, state, local, non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and partners in such partnerships are urged to consult their tax advisors as to the particular U.S. federal income tax consequences of acquiring, holding and disposing of our common stock.

THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. HOLDERS OF OUR COMMON STOCK ARE ENCOURAGED TO CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Information Reporting and Backup Withholding

As discussed above under “Dividend Policy,” we currently have no plans to pay regular dividends on our common stock. In the event that we do pay dividends, generally we or certain financial middlemen must report annually to the Internal Revenue Service (referred to as the “IRS”) and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

U.S. backup withholding (currently at a rate of 28%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements. Dividends paid to a non-U.S. holder of our common stock generally will be exempt from backup withholding if the non-U.S. holder provides to the applicable withholding agent a properly executed IRS Form W-8BEN, W-8BEN-E or W-8ECI (as applicable) or otherwise establishes an exemption.

Under U.S. Treasury regulations, the payment of proceeds from the disposition of our common stock by a non-U.S. holder effected at a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption. The certification procedures described in the above paragraph will satisfy these certification requirements as well. The payment of proceeds from the disposition of our common stock by a non-U.S. holder effected at a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except that information reporting (but generally not backup withholding) may apply to payments if the broker is:

•	a U.S. person;

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person, 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•

a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, and any excess refunded, provided that the required information is furnished to the IRS in a timely manner.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends paid on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and IRS guidance, withholding under FATCA generally will apply to payments of dividends on our common stock, as well as to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2017.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

Dividends

As discussed above under “Dividend Policy,” we currently have no plans to make distributions of cash or other property on our common stock. In the event that we do make distributions of cash or other property on our common stock, generally such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first reduce a non-U.S. holder’s adjusted basis in our common stock, but not below zero. Any excess will be treated as capital gain from the sale of our common stock in the manner described under “—Gain on Sale or Other Disposition of Our Common Stock” below.

In general, dividends, if any, paid by us to a non-U.S. holder will be subject to U.S. withholding tax at a rate of 30% of the gross amount (or a reduced rate prescribed by an applicable income tax treaty) unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends effectively connected with this U.S. trade or business, and, if required by an applicable income tax treaty, attributable to such a permanent establishment of the non-U.S. holder, generally will not be subject to U.S. withholding tax if the non-U.S. holder provides the applicable withholding agent with certain forms, including IRS Form W-8ECI (or any successor form), and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a U.S. person. A non-U.S. holder that is a corporation and receives effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a 30% rate (or lower treaty rate), subject to certain adjustments.

Under applicable U.S. Treasury regulations, a non-U.S. holder is required to satisfy certain certification requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty (including providing the applicable withholding agent with an IRS Form W-8BEN, W-8BEN-E or other appropriate form, certifying such non-U.S. holder’s entitlement to benefits under a treaty). Non-U.S. holders that do not timely provide the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

Gain on Sale or Other Disposition of Our Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (in which case the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation) and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States;

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied; or

•

we are or have been a U.S. real property holding corporation (referred to as a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period.

Gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a corporation may also be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain recognized by an individual described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe that we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our interests in real property located within the United States relative to the fair market value of our interests in real property located outside the United States and our other business assets, however, there can be no assurance that we will not become a USRPHC in the future. Even if we were or were to become a USRPHC at any time during this period, generally gains realized upon a disposition of shares of our common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during this period would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code). We expect our common stock to be “regularly traded” on an established securities market, although we cannot guarantee it will be so traded.

UNDERWRITING

We, the selling stockholders and Barclays Capital Inc. and Morgan Stanley & Co. LLC have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.

Underwriters	Number of Shares
Barclays Capital Inc.	7,923,900
Morgan Stanley & Co. LLC	7,923,900

Total	15,847,800

The underwriters are committed to take and pay for all of the shares being offered, if any are taken.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders.

Discounts and Commissions
Per Share
Total

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the public offering price. If all the shares are not sold at the public offering price, the underwriters may change the offering price and the other selling terms. The offering of the shares by the underwriters are subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The company and the selling stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date that is 60 days after the date of this prospectus supplement, except with the prior written consent of the underwriters. This agreement does not apply to any existing team member benefit plans.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “SFM.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than it is required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. The underwriters must cover any such short position by purchasing shares in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the closing of the offering.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and may stabilize, maintain, or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NASDAQ Global Select Market, in the over-the-counter market, or otherwise.

We and the selling stockholders estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $0.5 million. We have agreed to reimburse the underwriter for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, Inc. of up to $20,000.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. The underwriters and certain of their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each referred to as a “Relevant Member State”), the underwriters have represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (referred to as the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each of the underwriters has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act (referred to as the “FSMA”) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the company; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (referred to as the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (referred to as the “Financial Instruments and Exchange Law”) and the underwriters have agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (referred to as “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (referred to as “FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (referred to as “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus supplement and the accompanying prospectus relate to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (referred to as “DFSA”). This prospectus supplement and the accompanying prospectus are intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement or the accompanying prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement or the accompanying prospectus.

The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement or the accompanying prospectus, you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for us by Morgan, Lewis & Bockius LLP. The underwriters are being represented by Davis Polk & Wardwell LLP in connection with the offering.

PROSPECTUS

15,847,800 Shares

Common Stock

This prospectus relates solely to sales of Sprouts Farmers Market, Inc. common stock by the selling stockholders named in this prospectus. The selling stockholders may offer and sell shares of our common stock from time to time in amounts, at prices and on terms that will be determined at the time of any such offering. Each of the selling stockholders may be deemed an affiliate of ours. See “Prospectus Summary — Selling Stockholders.”

These sales may occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market price, or at negotiated prices. The distribution of the common stock by the selling stockholders may be effected from time to time through brokerage transactions, block trades, purchases by a broker/dealer as principal and resale by the broker–dealer for its account, privately negotiated transactions and any other method permitted by applicable law. The brokers or dealers through or to whom the shares of common stock may be sold may be deemed underwriters of the shares within the meaning of the Securities Act of 1933, as amended, in which event all brokerage commissions or discounts and other compensation received by those brokers or dealers may be deemed to be underwriting compensation. To the extent required, the names of any underwriters and applicable commissions or discounts and any other required information with respect to any particular sale will be set forth in an accompanying prospectus supplement. See “Plan of Distribution” for a further description of how the selling stockholders may dispose of the common stock covered by this prospectus.

We are not selling any common stock under this prospectus and will not receive any proceeds from the sale of common stock to be offered by the selling stockholders. We will pay the expenses, other than underwriting discounts and commissions, associated with the sale of shares by the selling stockholders.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “SFM.” On March 3, 2015, the last reported sale price of our common stock was $35.16 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 8 for a discussion of factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated March 4, 2015

Neither we, the selling stockholders nor any underwriter have authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus or in any prospectus supplement or free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained or incorporated by reference in this prospectus or any prospectus supplement is current only as of its date.

This prospectus includes our trademarks and service marks, SPROUTS FARMERS MARKET®, SPROUTS® and HEALTHY LIVING FOR LESS!®, which are protected under applicable intellectual property laws and are the property of Sprouts. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, the selling stockholders may sell certain shares of our common stock in one or more offerings. When the selling stockholders sell shares of common stock under this shelf registration process, we may provide a prospectus supplement that will contain more specific information about the terms of such offering. The prospectus supplement may add, update or change the information contained or incorporated in this prospectus. The prospectus supplement will supersede this prospectus to the extent it contains information that is different from, or that conflicts with, the information contained or incorporated in this prospectus. We may also authorize one or more free writing prospectuses to be provided to you that may contain material information relating to an offering. You should read and consider all information contained in this prospectus and any accompanying prospectus supplement (and any related free writing prospectus that we may authorize to be provided to you) in making your investment decision.

This prospectus does not contain all of the information included in the registration statement. The registration statement filed with the SEC includes or incorporates by reference exhibits that provide more details about the matters discussed in this prospectus. You should carefully read this prospectus, the related exhibits filed with the SEC and any prospectus supplement, together with the additional information described below under the headings “Where You Can Find Additional Information” and “Incorporation of Documents by Reference.”

No offer of these securities will be made in any jurisdiction where the offer is not permitted.

As used in this prospectus, unless the context otherwise requires, references to the “Company,” “Sprouts,” “we,” “us” and “our” refer to Sprouts Farmers Market, Inc. and, where appropriate, its subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into it, including the sections entitled “Prospectus Summary” and “Risk Factors,” contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this prospectus and the documents incorporated by reference into it, including statements regarding our future operating results and financial position, business strategy, and plans and objectives of management for future operations, are forward-looking statements. In many cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other similar expressions.

The forward-looking statements contained or incorporated by reference in this prospectus reflect our views as of the dates of such statements about future events and are subject to risks, uncertainties, assumptions, and changes in circumstances that may cause our actual results, performance, or achievements to differ significantly from those expressed or implied in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, performance, or achievements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, without limitation, those factors described in “Risk Factors” in this prospectus and our Form 10-K incorporated by reference herein and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 10-K incorporated by reference herein. Some of the key factors that could cause actual results to differ from our expectations include the following:

•	our ability to open new stores;

•	our ability to maintain or increase comparable store sales;

•	disruption of significant supplier relationships;

•	significant interruptions in the operations of our distribution centers or supply chain network;

•	the failure of our information technology systems;

•	the potential for our newly opened stores to negatively impact our financial results in the short or long term;

•	our ability to identify market trends and react to changing consumer preferences;

•	our ability to maintain or improve operating margins;

•	the impact of quality or food safety concerns;

•	our ability to maintain our brand value and reputation;

•	the retention of key management;

•	our ability to attract, train and retain store team members;

•	union organization activities;

•	our high level of fixed lease obligations;

•	our ability to accurately estimate claims under our insurance plans;

•	our ability to service our debt obligations;

•	restrictions in our debt agreements;

•	the limited experience of our management in managing a public company;

•	the competitive nature of the industry in which we conduct our business;

•	disruption in the supply of produce or fresh, natural and organic products;

•	general economic conditions affecting consumer spending;

•	the geographic concentration of our stores;

•	increased commodity prices and lack of availability;

•	increased energy costs;

•	the effect of increased labor costs;

•	increases in the cost of our marketing, advertising, and promotional activities;

•	the occurrence of a widespread health epidemic;

•	our ability to raise additional capital to finance the growth of our business;

•	the effects of government regulation;

•	liabilities arising out of our nutrition-oriented educational activities;

•	our inability to protect our intellectual property;

•	changes in accounting standards;

•	the outcome of litigation against us;

•	increased costs as the result of being a public company;

•	our ability to maintain effective internal control over financial reporting; and

•	the potential for our goodwill to become impaired.

Readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. All of the forward-looking statements we have included or incorporated by reference in this prospectus are based on information available to us on the date of such statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as otherwise required by law.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 28, 2014, as amended on Form 10-K/A (referred to as our “Form 10-K”) and our other filings with the Securities and Exchange Commission (referred to as the “SEC”) listed in the section of this prospectus entitled “Incorporation of Documents by Reference” and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this prospectus and the information incorporated by reference herein in their entirety, including the section entitled “Risk Factors” in this prospectus and in our Form 10-K and our consolidated financial statements and related notes included in our Form 10-K.

The Company

Sprouts Farmers Market operates as a healthy grocery store that offers fresh, natural and organic food that includes fresh produce, bulk foods, vitamins and supplements, grocery, meat and seafood, bakery, dairy, frozen foods, body care and natural household items catering to consumers’ growing interest in eating and living healthier. Since our founding in 2002, we have grown rapidly, significantly increasing our sales, store count and profitability. We are one of the largest specialty retailers of fresh, natural and organic food in the United States.

The cornerstones of our business are fresh, natural and organic products at compelling prices (which we refer to as “Healthy Living for Less”), an attractive and differentiated shopping experience, and knowledgeable team members who we believe provide best-in-class customer service and product education.

Healthy Living for Less. We offer high-quality, fresh, natural and organic products at attractive prices in every department. Consistent with our farmers market heritage, our offering begins with fresh produce, which we source, warehouse and distribute in-house and sell at prices we believe to be significantly below those of other food retailers. In addition, our scale, operating structure and deep industry relationships position us to consistently deliver “Healthy Living for Less” throughout the store. Based on our experience, we believe we attract a broad customer base, including conventional supermarket customers, and appeal to a much wider demographic than other specialty retailers of natural and organic food. We believe that over time, our compelling prices and product offering convert many “trial” customers into loyal “lifestyle” customers who shop Sprouts with greater frequency and across an increasing number of departments.

Attractive, Differentiated Shopping Experience. In a convenient, small-box format (average store size of 28,000 to 30,000 sq. ft.), our stores have a farmers market feel, with a bright, open-air atmosphere to create a comfortable and engaging in-store experience. We strive to be our customers’ everyday healthy grocery store. We feature fresh produce and bulk foods at the center of the store surrounded by a complete grocery offering, including vitamins and supplements, grocery, meat and seafood, bakery, dairy, frozen foods, beer and wine, body care and natural household items. Consistent with our fresh, natural and organic offering, we choose not to carry most of the traditional, national branded consumer packaged goods generally found at conventional grocery retailers (e.g., Doritos, Tide and Lucky Charms). Instead, we offer high-quality, healthier alternatives that emphasize our focus on fresh, natural and organic products at great values.

Customer Service and Education. We are dedicated to our mission of “Healthy Living for Less,” and we attract team members who share our passion for educating and serving our customers with the goal of making healthy eating easier and more accessible. We believe our well-trained and engaged team members help our customers increasingly understand that they can purchase a wide selection of high-quality, healthy, and great tasting food for themselves and their families at attractive prices by shopping at Sprouts.

Corporate Information

Sprouts Farmers Market, Inc. is a Delaware corporation. Our principal executive offices are located at 11811 N. Tatum Boulevard, Suite 2400, Phoenix, Arizona 85028, and our telephone number is (480) 814-8016. Our website address is www.sprouts.com. The information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock.

Selling Stockholders

In 2002, Sprouts Farmers Markets, LLC, an Arizona limited liability company opened the first Sprouts Farmers Market store in Chandler, Arizona. In 2011, we were formed when Sprouts Arizona combined with Henry’s Holdings, LLC (referred to as “Henry’s”), which operated 35 Henry’s Farmers Markets stores and eight Sun Harvest Market stores (referred to as the “Henry’s Transaction”). The Henry’s Transaction was led by investment funds affiliated with, and co-investment vehicles managed by, Apollo Management VI, L.P. (referred to as the “Apollo Funds”), including each of the selling stockholders. The Apollo Funds are affiliates of Apollo Global Management, LLC (together with its subsidiaries, referred to as “Apollo”). In May 2012, we acquired Sunflower Farmers Market, Inc., which operated 37 Sunflower Farmers Market stores (referred to as “Sunflower”). We refer to this as the “Sunflower Transaction.” The Henry’s Transaction and the Sunflower Transaction are collectively referred to as the “Transactions.” Following the Transactions, immediately prior to our initial public offering, the Apollo Funds held approximately 51.8% of our common equity.

On July 31, 2013, we priced our initial public offering and on August 1, 2013, our common stock began trading on the Nasdaq Global Select Market. Following our IPO, the Apollo Funds ownership interest in us was approximately 44.5%. The Apollo Funds, together with other pre-IPO stockholders, sold shares of our common stock to the public in registered secondary offerings completed in November 2013, March 2014 and August 2014. The Apollo Funds also sold shares of our common stock to the public in a registered secondary offering completed in November 2014. As of the date of this prospectus, the Apollo Funds hold 15,847,800 shares, representing approximately 10.4% of our common stock, all of which are offered hereby.

Our Chairman of the Board, Andrew Jhawar, is a senior partner of Apollo Management, L.P., an affiliate of Apollo. Based upon the foregoing, each of the selling stockholders may be deemed an affiliate of the Company.

The Offering

Securities offered	This prospectus relates to the resale from time to time of up to 15,847,800 shares of our common stock, par value $0.001 per share, held by the selling stockholders named herein.

Common stock outstanding	152,068,893 shares as of March 2, 2015 including the shares offered hereby.

Use of Proceeds	The selling stockholders will receive all net proceeds from the sale of the shares of common stock offered by this prospectus and any accompanying prospectus supplement. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

Listing of Common Stock	Our Common Stock is listed on the NASDAQ Global Select Market under the symbol “SFM”.

Transfer Agent	American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219

Fees and Expenses	We will pay the fees and expenses related to the offering.

Risk Factors	Before you invest in our common stock, you should be aware that there are risks associated with your investment, including the risks described in the section entitled “Risk Factors” beginning on page 8 of this prospectus. You should carefully read and consider these risk factors together with all of the other information included in or incorporated by reference into this prospectus before you decide to purchase shares of our common stock.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described under “Risk Factors” in our Form 10-K and in any prospectus supplement, together with all of the other information included or incorporated by reference in this prospectus and in any prospectus supplement, including our consolidated financial statements and related notes, before deciding whether to purchase shares of our common stock. Any of these risks could materially and adversely affect our business, operating results, financial condition, or prospects and cause the value of our common stock to decline, which could cause you to lose all or part of your investment.

USE OF PROCEEDS

The selling stockholders will receive all of the net proceeds from the sale of the shares offered hereby. We will not receive any proceeds from this offering.

In connection with this offering, we will incur certain issuance costs, consisting of various registration, printing and professional services fees. We will expense these costs as incurred.

SELLING STOCKHOLDERS

The selling stockholders may from time to time offer and sell any or all of the shares of our common stock set forth below pursuant to this prospectus. When we refer to “selling stockholders” in this prospectus, we mean the persons listed in the table below, and the pledgees, donees, transferees, assignees, successors and others who later come to hold any of the selling stockholders’ interests in shares of our common stock other than through a public sale.

The following table sets forth, as of the date of this prospectus, the names of the selling stockholders for whom we are registering shares for resale to the public, and the number of shares of common stock that the selling stockholders may offer pursuant to this prospectus.

This prospectus relates to the possible resale by certain of our stockholders of up to 15,847,800 shares of our common stock. We have agreed to register the resale of such shares of common stock pursuant to that certain Stockholders Agreement, dated as of July 29, 2013, by and among us and all of the holders of our common stock prior to our initial public offering.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she, or it possesses sole or shared voting or investment power of that security, including options that are currently exercisable or exercisable within 60 days of the date of this prospectus. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose.

Based on the information provided to us by the selling stockholders as of the date of this prospectus, assuming that the selling stockholders sell all of the shares of our common stock being registered hereunder and do not acquire any additional shares, the selling stockholders will not own any shares of our common stock after the completion of any offering of the shares being registered hereunder.

We cannot advise you as to whether the selling stockholders will in fact sell any or all of such shares of common stock. In addition, the selling stockholders may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of our common stock in transactions exempt from the registration requirements of the Securities Act after the date of this prospectus.

Our calculation of the percentage of beneficial ownership is based on 152,068,893 shares of common stock outstanding as of March 2, 2015.

The description of our relationships with the selling stockholders and their affiliates set forth in “Item 13. Certain Relationships and Related Transactions, and Director Independence” in our Annual Report on Form 10-K is incorporated by reference herein.

Name of Selling Stockholder	Number of Shares Beneficially Owned Before the Offering	Percentage Beneficially Owned Before the Offering(1)	Number of Shares to be Sold in the Offering	Percentage Beneficially Owned to be Sold in the Offering(1)	Number of Shares Beneficially Owned After the Offering	Percentage Beneficially Owned After the Offering
AP Sprouts Holdings, LLC(2)	8,302,329	5.5%	8,302,329	5.5%	—	—
AP Sprouts Holdings (Overseas), L.P.(2)	7,545,471	5.0%	7,545,471	5.0%	—	—
TOTAL	15,847,800	10.4%	15,847,800	10.4%	—	—

(1)	Total does not equal the sum of the percentages in the table due to rounding.
(2)	Based upon information contained in Amendment No. 1 to Schedule 13G filed by the beneficial owners with the SEC on February 10, 2015. Apollo Investment Fund VI, L.P. (“AIF VI”) is the sole member of AP Sprouts Holdings, LLC (“Sprouts LLC”). Apollo Advisors VI, L.P. (“Advisors VI”) is the general partner of AIF VI. Apollo Capital Management VI, LLC (“ACM VI”) is the general partner of Advisors VI, and Apollo Principal Holdings I, L.P. (“Principal I”) is the sole member and manager of ACM VI. Apollo Principal Holdings I GP, LLC (“Principal I GP”) is the general partner of Principal I.

AP Sprouts Holdings (Overseas) GP, LLC (“Holdings Overseas GP”) is the general partner of AP Sprouts Holdings (Overseas), L.P. (“Sprouts Overseas). Apollo Management VI, L.P. (“Management VI”) is the manager of Sprouts LLC and Holdings Overseas GP, and the investment manager for AIF VI. AIF VI Management, LLC (“AIF VI LLC”) is the general partner of Management VI. Apollo Management, L.P. (“Apollo Management”) is the sole member and manager of AIF VI LLC, and Apollo Management GP, LLC (“Apollo Management GP”) is the general partner of Apollo Management. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of Apollo Management GP, and Apollo Management Holdings GP, LLC (“Management Holdings GP”) is the general partner of Management Holdings. Leon Black, Joshua Harris and Marc Rowan are the managers of Principal I GP, and the managers, as well as executive officers, of Management Holdings GP, and as such may be deemed to have voting and dispositive control over the shares of our common stock held by Sprouts LLC and Sprouts Overseas.

Sprouts LLC and Sprouts Overseas each disclaim beneficial ownership of all shares of our common stock and any other equity interests of ours that are held of record or beneficially owned by the other selling stockholder, and Holdings Overseas GP, AIF VI, Advisors VI, ACM VI, Principal I, Principal I GP, Management VI, AIF VI LLC, Apollo Management, Apollo Management GP, Management Holdings and Management Holdings GP (collectively, the “Apollo Entities”) each disclaims beneficial ownership of all shares of our common stock and any other equity interests of ours that are held of record by Sprouts LLC or Sprouts Overseas or beneficially owned by any of Sprouts LLC, Sprouts Overseas or the Apollo Entities.

The address of each of the selling stockholders, Holdings Overseas GP, AIF VI, Advisors VI, ACM VI, Principal I and Principal I GP is One Manhattanville Road, Suite 201, Purchase, New York 10577. The address of each of Management VI, AIF VI LLC, Apollo Management, Apollo Management GP, Management Holdings and Management Holdings GP, and Messrs. Black, Harris and Rowan, is 9 West 57th Street, 43rd Floor, New York, New York 10019.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 200,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.001 par value per share. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the provisions of applicable Delaware law.

Common Stock

As of March 2, 2015, there were 152,068,893 shares of our common stock outstanding, held by 145 stockholders of record, and no shares of our preferred stock outstanding.

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Voting Rights

Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of our shares of common stock voted can elect all of the directors then standing for election.

Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption. The rights of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that our board of directors may designate and issue in the future.

Liquidation Rights

Upon our liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of other claims of creditors.

Preferred Stock

Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue up to 10,000,000 shares of our preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options and Restricted Stock Units

As of March 2, 2015, we had outstanding stock options to purchase an aggregate of 6,600,028 shares of our common stock, at a weighted average exercise price of $5.85 per share, outstanding under our 2011 Option Plan and our 2013 Incentive Plan and 99,375 shares of common stock issuable upon vesting of restricted stock units outstanding under our 2013 Incentive Plan.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws

We are governed by the Delaware General Corporation Law (referred to as the “DGCL”). Our certificate of incorporation and our bylaws contain certain provisions that could have the effect of delaying, deterring, or preventing another party from acquiring control of our company. These provisions, which are summarized below, may discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of our company to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of potentially discouraging a proposal to acquire our company.

Undesignated Preferred Stock

As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire control of our company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting

Our certificate of incorporation provides that our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

In addition, our certificate of incorporation provides that special meetings of the stockholders may be called only by the chairperson of our board or our board of directors. Stockholders may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed.

These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Board Classification

Our board of directors is divided into three classes, one class of which is elected each year by our stockholders. The directors in each class serve for three-year terms. In addition, our certificate of incorporation and our bylaws provide that directors may be removed only for cause. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

No Cumulative Voting

Our certificate of incorporation and bylaws do not permit cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion or all of the stockholder’s shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover or otherwise.

Amendment of Charter Provisions

The amendment of the above provisions of our certificate of incorporation and bylaws requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

Delaware Anti-Takeover Statute

Our certificate of incorporation provides that we are not governed by Section 203 of the DGCL which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations.

The provisions of our certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Limitations of Liability and Indemnification

Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers, and may indemnify our team members and other agents, to the fullest extent permitted by the DGCL, which prohibits our certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our certificate of incorporation will not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our certificate of incorporation and bylaws, we have entered into indemnification agreements with each of our current directors and executive officers. These agreements will provide for the indemnification of such persons for all reasonable expenses and liabilities, including attorneys’ fees, judgments, fines, and settlement amounts, incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Listing

Our common stock is listed on the NASDAQ Global Select Market under the symbol “SFM.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

PLAN OF DISTRIBUTION

The selling shareholders, which as used herein includes pledgees, donees, transferees, assignees, successors and others who later come to hold any of the selling stockholders’ interests in shares of our common stock other than through a public sale may, from time to time, sell, transfer, or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. The Company understands that under current SEC guidance the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act with respect to the shares being offered.

The securities being offered by this prospectus may be sold by a selling stockholder using one or more of the following methods:

•	through one or more underwritten offerings on a firm commitment or best efforts basis;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is effective;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

To the extent required, the shares of our common stock to be sold, the respective purchase prices and public offering prices, the names of any agent, dealer, or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee, or other successor in interest as a selling stockholder under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees, or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

Any underwriters, broker-dealers, or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions, or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Annual Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 28, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in, or incorporated by reference into, this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in, or incorporated by reference into, this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room of the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements, and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.sprouts.com. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus.

We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC.

•	our Annual Report on Form 10-K for the fiscal year ended December 28, 2014, as filed with the SEC on February 26, 2015 and as amended on Form 10-K/A filed with the SEC on February 27, 2015; and

•	our Current Reports on Form 8-K, as filed with the SEC on February 17, 2015 and February 25, 2015 (other than those portions of such report not deemed to be “filed” with the SEC).

Any statement contained in a document incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

You may request, orally or in writing, a copy of any or all of the documents incorporated herein by reference. These documents will be provided to you at no cost, by contacting: Investor Relations, Sprouts Farmers Market, Inc., 11811 North Tatum Boulevard, Suite 2400, Phoenix, Arizona 85028, (480) 814-8016, email address: InvestorRelations@sprouts.com. In addition, copies of any or all of the documents incorporated herein by reference may be accessed at our website at www.sprouts.com. Other than the documents specifically set forth above, the information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock.

Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

15,847,800 Shares

Sprouts Farmers Market, Inc.

Common Stock

Barclays	Morgan Stanley